                                                         EMS TECHNOLOGIES, INC.
                                                         PO BOX 7700
                                                         NORCROSS, GA 30091.7700
                                                         TEL 770.729.6512
                                                         FAX 770.729.6543
                                                         shell.g@ems-t.com

[EMS TECHNOLOGIES LOGO]
The Science of Wireless Communications

                                  June 17, 2005

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: SEC comment letter dated April 21, 2005 for EMS Technologies Inc.
    Form 10-K/A Amendment No. 1 for the fiscal year ended December 31, 2004 File No. 0-6072

Ladies and Gentlemen:

This letter is in response your request for additional information or clarification on items filed on Form 10-K/A Amendment No. 1 of EMS Technologies, Inc. for the fiscal year ended December 31, 2004. The information requested is as follows:

ITEM 1. BUSINESS

RISK FACTORS

"OUR PRODUCTS TYPICALLY CARRY WARRANTIES..."

1. "PLEASE DISCLOSE YOUR ACCOUNTING POLICY ON WARRANTIES. INCLUDE
ADDITIONS/USAGE OF THE WARRANTY RESERVES IN SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS."

As described in footnote 15 ("Commitments and Contingencies") to the Company's consolidated financial statements for the year ended December 31, 2004, the Company provides a limited warranty for each of its products. Upon sale, the Company records a liability for the estimated costs to be incurred under warranties. The amount of this warranty liability is based on historical, as well as expected, rates of warranty claims. The warranty liability is periodically reviewed for adequacy and adjusted as necessary. The Company will expand its footnote disclosure of significant accounting policies in future filings to include its policy on warranties.

The Company provided tabular disclosure in footnote 15 of the activity in the aggregate product warranty liability accounts. Therefore, we do not believe additional disclosure in Schedule II is required since the information is disclosed in the footnotes to the consolidated financial statements.

ITEM 2. PROPERTIES, PAGE 23

2. "TELL US THE NATURE OF LEASED ASSETS INCLUDED IN ASSETS HELD FOR SALE. TELL US, AND DISCLOSE, IF YOU HAVE ACCRUED ANY PROVISION FOR EARLY TERMINATION OF A LEASE... AS WELL AS ANY SFAS 143 LIABILITY WITH RESPECT TO THE MANUFACTURING SPACE."

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                                                  Response to SEC comment letter
                                                  (Continued)

                                                  June 17, 2005

The only leased assets included in "assets held for sale" relate to hardware (primarily test equipment used in manufacturing and desktop computers) and licenses for software. All of these leases have been recorded as capital leases; there are no material operating leases. The Company believes that... (a) these leased assets are essential to the ongoing conduct of business activities by the Space & Technology/Montreal division, (b) the financial terms of the leases are reasonable and comparable with current market conditions, and (c) that an acquiring party will want to continue the present leasing arrangements. Furthermore, there are no provisions within the leases that would disallow assumption of the leases or impose significant charges for assumption of the leases by an acquiring party. As a result, the Company believes that it is not necessary to accrue a liability for early termination of a lease in connection with its discontinued operations.

The manufacturing space in which the Space & Technology/Montreal division operates is owned by the Company. The building is recorded as a component of property, plant and equipment of this division, and is included in the "assets held for sale" on the Company's consolidated balance sheet. There is no outstanding mortgage, inter-company lease arrangement, or other legal obligation associated with this manufacturing space. Furthermore, there is no plan to retire this asset, but rather it is expected to be included in the sale of the discontinued operations.

SFAS No. 143 ("Accounting for Asset Retirement Obligations") requires an entity to recognize the fair value of a liability for an asset retirement obligation. Because there is no asset retirement obligation associated with the manufacturing space of Space & Technology/Montreal, the Company believes that SFAS No. 143 is not applicable.

3. "TELL US... IF THE EMS WIRELESS DIVISION'S PROPERTY LEASE (FROM AN INDUSTRIAL PARTNER WHO IS A MANUFACTURER OF ANTENNA TOWERS) INCLUDES LEASE OF INVENTORY OR OTHER NON-DEPRECIABLE PROPERTY AS WELL AS ANY SIGNIFICANT PARTNERSHIP ARRANGEMENTS."

The EMS Wireless division's property lease for its Brazilian operations is not secured by, and does not include, inventory or other non-depreciable property. More specifically, the arrangement with the lessor does not include any "parts leasing" agreement or involve the use of the Company's inventory as described in para. B7 of the Emerging Issues Task Force ("EITF") Issue 01-8.

The term "industrial partner," which was used in the Form 10-K/A Amendment No. 1 disclosure to describe the property lessor, was intended to describe a broadly complementary business relationship between the Company and the lessor, and not the creation of a legal partnership.

Furthermore, other than the building lease, there are no formal or informal partnership arrangements between the Company and the lessor in effect for the year ending December 31, 2004 that would require disclosure under the provisions of EITF 01-8. To avoid confusion, the Company will delete the reference to an "industrial partner" in future filings.


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                                                  Response to SEC comment letter
                                                  (Continued)

                                                  June 17, 2005

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

COST OF SALES, PAGE 28.

4. "...DISCUSS COST OF SALES BY SEGMENT TO COMPLEMENT YOUR DISCUSSION OF SEGMENT SALES."

In previous filings, the Company has disclosed analyses of its net sales, both at the consolidated level and at the divisional level. Also as previously disclosed, the Company believes that cost of sales, as a percentage of net sales, has not varied substantially in recent years. However, in response to Staff comments, the Company will expand its discussion of cost of sales, by reportable segment, in future filings. Following is the cost of sales section of management's discussion and analysis for the most recent year, revised to include segment comments:

Cost of sales, as a percentage of consolidated net sales, was 65% in 2004, 64% in 2003, and 64% in 2002. In 2004, a significant factor in the increase in the cost of sales percentage was the unfavorable effect of a stronger Canadian dollar on the costs associated with the Canada-based SATCOM and SatNet segments. Increases were somewhat offset by staff reductions.

Cost of sales for each segment, as a percentage of respective segment net sales, were as follows:

                                             YEARS ENDED DECEMBER 31
                                             2004      2003     2002
                                             ----      ----     ----
LXE......................................     60%       60%      59%
Defense & Space Systems..................     79%       78%      78%
EMS Wireless.............................     66%       64%      61%
SATCOM...................................     60%       58%      53%
SatNet...................................     72%       61%      70%
     Total...............................     65%       64%      64%

LXE: The cost of sales percentage remained relatively unchanged for the years ending December 31, 2004, 2003 and 2002.

Defense & Space Systems: The cost of sales percentage remained relatively unchanged for 2004, 2003 and 2002.

EMS Wireless: The cost of sales percentage increased slightly in 2004 as compared with 2003, mainly due to the additional engineering and manufacturing costs associated with the rollout of a new antenna product that generated significant 2004 sales. The cost of sales percentage increased in 2003 compared with 2002 due to pricing pressures in the domestic antenna market in 2003.

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                                                  Response to SEC comment letter
                                                  (Continued)

                                                  June 17, 2005


SATCOM: The cost of sales percentage increased for the two consecutive years ending 2004 and 2003 as compared with 2002, mainly due to the effect of a stronger Canadian dollar on the costs associated with this Canadian based segment.

SatNet: The cost of sales percentage varied over the three years ended December 31, 2004 with changes in the product mix. Hub sales have a lower cost of sales percentage than terminal sales, and both 2004 and 2002 reflected reflectively higher terminal sales and lower hub sales, while 2003 was a strong year for hub sales.

REVENUE RECOGNITION ON LONG-TERM CONTRACTS, PAGE 32

5. "TELL US IF CONTRACTUALLY DEFINED BILLING MILESTONES APPROXIMATE PROGRESS-TO-COMPLETION, AND IF YOU HAVE CONSIDERED THEM FOR REVENUE RECOGNITION ON FIXED PRICE, LONG-TERM CONTRACTS. DO CERTAIN COST COMPONENTS AMOUNT TO A SIGNIFICANT PORTION OF THE TOTAL CONTRACT COST? PLEASE TELL US THE NATURE OF CIRCUMSTANCES WHEN YOU RECOGNIZE REVENUE AMOUNTS IN EXCESS OF BILLINGS. ADDITIONALLY, PLEASE DISCLOSE YOUR ACCOUNTING POLICY FOR ANTICIPATED CONTRACT OVERRUNS (SOP 81-1 AND SFAS 5)."

EFFECT OF BILLING MILESTONES ON REVENUE RECOGNIZED. Billing milestones are among many negotiated points in a contract. The final contractual schedule of billing milestones is the result of negotiations that ultimately attempt to balance the Company's desire to have customer-funding in advance of any Company cash outlays related to the contract, versus the customer's desire to have the Company - as supplier - finance as much as possible of the required cash outlays prior to delivery of the product. Consequently, billing milestones are negotiated matters and are not a reliable indicator of progress-to-completion on most contracts.

As disclosed in the "Revenue Recognition" section of footnote 1 to the Company's consolidated financial statements for the year ended December 31, 2004, the Company recognizes revenue under long-term contracts using the percentage-of-completion method, which uses the ratio of cost incurred to total estimated cost as the measure of performance. Under this method, billing milestones have no effect on revenue recognition. SOP 81-1, paragraph .06, specifically prohibits consideration of billing milestones for revenue recognition purposes:

      "Recording the amounts billed or billable on a contract during a period as contract revenue of the period, and the costs incurred on the contract as expenses of the period, is not acceptable for financial reporting purposes because the amounts billed or billable on a contract during a period are determined by contract terms and do not necessarily measure performance on the contract."

COST COMPONENTS. Labor is a significant cost component in all long-term contracts. Such contracts require a significant level of engineering labor for design, system integration or implementation. The level of engineering labor, as well as other cost components such as assembly and test labor, or materials (including subcontract parts), will vary considerably, depending upon the specific contract requirements. As a broad generalization, the labor-related cost component of most contracts will range from 40% to 60% of the total costs, with non-labor costs as the complement.

The timing of the input of cost components will vary substantially depending on the stage of the contract. In the earlier stages of a contract, the engineering and development efforts are

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                                                  Response to SEC comment letter
                                                  (Continued)

                                                  June 17, 2005

typically at their most intensive, and non-labor cost components are at their lowest levels. As a contract progresses, the amount of engineering labor inputs will often decrease, and the non-labor cost components (materials and subcontracts) will increase.

Because neither the labor nor non-labor cost component is dominant, the Company uses the ratio of all costs (labor and non-labor) incurred to the total of estimated total costs as the measure of progress on a long-term contract.

REVENUE RECOGNIZED IN EXCESS OF BILLINGS. As described in the "Revenue Recognition" section of footnote 1 to the Company's Form 10-K/A Amendment No. 1 for the year ended December 31, 2004, "...[T]o properly match revenues with costs, certain contracts may have revenue recognized in excess of billings (unbilled revenues)..." This circumstance occurs because, as discussed earlier in this response, milestone billings are a negotiated item in each contract and not related to the revenue recognized under the percentage-of-completion method of accounting. Examples of situations where this circumstance may occur include
(1) significant contractual milestone billings based on final delivery of hardware, (2) progress billings based on less than 100% of costs incurred, (3) contractual milestone billings where specific costs must be incurred prior to achievement of the milestone, or (4) terms that require withholding of a percentage of milestone billings pending the passage of a specific time period subsequent to the completion of a contract (i.e., a quasi-performance bond is built into billing terms of the contract).

ACCOUNTING POLICY FOR ANTICIPATED COST OVERRUNS. The estimated manufacturing cost-at-completion for each contract is reviewed on a routine periodic basis by the respective program team. As permitted by SOP 81-1 and SFAS No. 5, the program team periodically adjusts the estimated cost-at-completion based on actual cost incurred, progress made, and estimates of the costs required to complete the contractual requirements (including the estimated cost of risks that meet the standards for recognition - i.e., estimatable and probable - of SFAS No. 5). When the estimated manufacturing cost-at-completion exceeds the contract value, then the contract is written down to its net realizable value (i.e., cumulative sales recognized cannot exceed the contract price less the estimated cost-to-complete); this accounting treatment has the effect of immediately recognizing 100% of the loss resulting from cost overruns. The Company will expand its footnote disclosure of significant accounting policies in future filings to include its policies concerning cost overruns.

6. "...[D]ISCLOSE YOUR BASIS FOR ESTIMATED FEE EARNED ON COST-REIMBURSEMENT CONTRACTS AS ADDRESSED IN NOTE 1 ON PAGE 52. ADDITIONALLY, DISCLOSE YOUR ACCOUNTING POLICY FOR RATE VARIANCES AND HOW THEY IMPACT YOUR MEASUREMENT OF REVENUES..."

BASIS FOR ESTIMATED FEE EARNED ON COST-REIMBURSEMENT CONTRACTS. To determine the amount of fee to be recognized on cost-reimbursement contracts, the type of fee is first examined. Contracts may have a fixed fee, award fee, incentive fee or a combination of these.

A fixed fee is stated in the contract. A fixed fee is recognized over the performance of a cost-reimbursement contract, in the same ratio as the costs incurred to date to the total target

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                                                  Response to SEC comment letter
                                                  (Continued)

                                                  June 17, 2005

contract costs at completion. This same ratio is used for both billing the customer and recognizing revenue. If the expected costs to be incurred under the contract subsequently become materially different from the original estimated total costs, the fixed fee ratio and related fee recognition are adjusted accordingly. If the contract includes a clause for partial withholding of the fee pending specific acceptance or performance criteria, then the amount of withheld fee to be recognized will depend upon management's evaluation of the likelihood of the withheld fee amount being paid.

An award or incentive fee is usually flexible based upon specific performance criteria stated in the contract. Award or incentive fees are recognized at 100% only upon achieving the contractual criteria, and after the customer has approved or granted the award or incentive.

ACCOUNTING POLICY FOR RATE VARIANCES. At the beginning of each year, the Company establishes budgeted overhead rates to be used for applying overhead costs to contracts. During the year, the same budgeted overhead rates are used to apply overhead costs to the estimated cost-to-complete for revenue recognition calculations. The Company expenses the monthly rate variance between actual overhead expenses incurred versus overhead expenses applied at budgeted rates. The monthly rate variance has no effect on the Company's calculation of revenues to be recognized under percentage-of-completion accounting.

The Company will expand its footnote disclosure of significant accounting policies in future filings to include its policies concerning fees earned on cost-reimbursement contracts and accounting for rate changes.

7. "...REFER TO THE RISK FACTOR ABOUT "WE CAN ENCOUNTER TECHNICAL PROBLEMS..." ON PAGE 15. TELL US YOUR BASIS FOR RECOGNIZING REVENUES IN CONTRACTS SUBJECT TO TECHNOLOGICAL UNCERTAINTIES IN NEW OR UNPROVEN APPLICATIONS OF TECHNOLOGY. CITE YOUR BASIS IN THE ACCOUNTING LITERATURE."

EMS Technologies has been successfully involved in the design and manufacture of highly technical electronic and communications equipment for more than 30 years, principally through its Defense & Space Systems division in continuing operations and its Space & Technology/Montreal division in discontinued operations. Through its long-term experience, the Company has developed a system of controls to monitor and manage these programs. These controls include (a) thorough review during the quotation phase of the expected technical and financial requirements, (b) multiple levels of periodic review by management and program staff of on-going program data and the development of cost-to-complete estimates, and (c) special technical and management teams that are assigned to programs that encounter exceptional technological challenges. During the program management phase, the program management staff seeks to identify a range of program risks, representing loss contingencies as defined by SFAS No. 5. These risks are evaluated by the criterion of SFAS No. 5 and accrual for the loss contingency is made in accordance with paragraph 8 of SFAS No. 5. The Company's process for revenue recognition is consistent with the guidance in SOP 81-1, paragraph .26, which deals with the nature of reasonable estimates and inherent hazards. It states, "...Ability to estimate covers more than the estimating and documentation of contract revenues and costs; it covers a contractor's entire contract administration and management control system. The ability to produce reasonably dependable estimates depends on all the procedures and personnel that provide financial or production information on the status of contracts. It encompasses systems

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                                                  Response to SEC comment letter
                                                  (Continued)

                                                  June 17, 2005

and personnel not only of the accounting department but of all areas of the company that participate in production control, cost control, administrative control, or accountability for contracts....'. As a result of its technological experience and capabilities, as well as its system of program controls, the Company believes that it has an adequate basis for recognizing revenues for contracts subject to technological uncertainties.

ACCOUNTING FOR GOVERNMENT RESEARCH INCENTIVES, PAGE 32.

8. "...[Y]OU ACCRUED GOVERNMENT RESEARCH INCENTIVES RELATED TO YOUR SPACE & TECHNOLOGY/MONTREAL DIVISION AS A REDUCTION OF COST OF SALES, BECAUSE THEY APPLIED TO SPECIFIC BUSINESS OPPORTUNITIES. CONSIDERING THAT THE MONTREAL DIVISION WAS ACCOUNTED FOR AS DISCONTINUED OPERATIONS, TELL US YOUR BASIS IN THE ACCOUNTING LITERATURE. IN THIS REGARD, WE NOTE THAT ON PAGE 28 THAT ONLY R&D EXPENSES ATTRIBUTABLE TO THE DEFENSE & SPACE SYSTEMS WERE CHARGED TO COST OF SALES."

This disclosure will be revised as follows in future filings to clarify that the Company's Montreal-based operations comprise the SatNet division, which has been reported in continuing operations, as well as the Space & Technology/Montreal division, which has been reported in discontinued operations, both of which are eligible to earn research incentives from the Canadian government (province of Quebec).

      Our accrual of research incentives from the Canadian government is a critical accounting policy involving management estimates for the SatNet division in continuing operations and the Space & Technology/Montreal division in discontinued operations. These incentives are in the form of a cash reimbursement for a portion of certain qualified research expenditures. Incentives are recorded as a reduction of cost of sales to the extent that the incentives were earned by the SatNet division, because the underlying research efforts primarily apply to the development of technological capabilities for specific business opportunities. Incentives earned by the Space & Technology/Montreal division are reported as a component of "Gain (loss) from discontinued operations" on the consolidated statements of operations and as a reduction of expenses in footnote disclosure. For the year ended December 31, 2004, incentives earned were approximately $1.2 million in continuing operations and $2.5 million in discontinued operations. The comparable claims for the year ended December 31, 2003 were $.7 million in continuing operations and $1.5 million in discontinued operations. We have established procedures to identify qualified costs and to submit appropriate financial and scientific audits by the Canadian government concerning whether certain expenses qualified for incentive programs. Although there have historically been no significant disallowances of previously accrued incentives that resulted from these audits, such disallowances in the future would have an unfavorable effect on our statement of operations.

The Company's disclosure concerning R&D activities under specific customer orders being reported as cost of sales for the Defense & Space Systems division, was intended to communicate to the financial statement reader what the Company believes is a significant strategic benefit of the D&SS business model. However, this disclosure is also consistent with the Company's policy concerning government research incentives earned by the SatNet division. In both cases, the Company conducts R&D-type activities that are very closely associated with specific business opportunities, and therefore the related financial effects of these activities (i.e., research incentives at SatNet and development expenses at SatNet and Defense & Space Systems) are included in cost of sales.

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                                                  Response to SEC comment letter
                                                  (Continued)

                                                  June 17, 2005

9. "...[C]LARIFY YOUR ACCOUNTING POLICY ON RESEARCH INCENTIVES. DO YOU ACCRUE A NOMINAL RESERVE BASED ON HISTORICAL DISALLOWANCES, OR DO YOU RECORD DISALLOWANCES AS INCURRED? PLEASE DISCLOSE CHANGES TO RESERVES IN SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS."

All of the Company's claims for Canadian research benefits must undergo a thorough review by the Canadian government to determine that the Company's identified research efforts meet the government's engineering/scientific and financial criterion. Because there is inherent and significant subjectivity in both the engineering/scientific and financial assessments of the Company's research benefit claim each year, the Company applies the principles of SFAS No. 5 to assess the appropriate amount of research benefit to accrue for financial statement purposes. As a result, the research benefit claim as filed in the Company's corporate tax return with the Canadian government, usually exceeds the Company's accrued receivable for government research incentives reported in its financial statements. This financial statement accrual may be adjusted to the extent that subsequent events provide additional information that affects the Company's assessment of its incentive accrual. The most common such subsequent events resulting in additional information are identification of qualified expenditures that were overlooked in previous tax filings, and the completion of periodic audits of the Company's claims by the Canadian government. The application of SFAS No. 5 in recording government research incentives is similar to application of SFAS No. 5 in recording an income tax benefit, and as a result, the Company believes that disclosure of a reserve for government research incentives in Schedule II is not required.

ESTABLISHMENT OF RESERVES FOR DEFERRED INCOME TAX ASSETS, PAGE 33.

10. "...[Y]OU HAVE RESERVED SUBSTANTIALLY ALL THE NET DEFERRED TAX ASSETS ASSOCIATED WITH RESEARCH-RELATED TAX BENEFITS FROM YOUR CANADIAN OPERATIONS. IN FOOTNOTE (b) OF SCHEDULE II ON PAGE 39, YOU INDICATED THAT THE DEFERRED TAX ASSET VALUATION PERTAINS PRIMARILY TO THE MONTREAL OPERATIONS. PLEASE CLARIFY IF ANY PORTION OF THE DEFERRED TAX ASSET SHOULD BE REPORTED IN DISCONTINUED OPERATIONS."

The Space & Technology/Montreal division is not separately incorporated, but instead is part of the assets held by the Company's wholly-owned Canadian subsidiary, EMS Technologies Canada, Ltd., which is the legal entity responsible for tax compliance in Canada. All Canadian deferred tax assets earned by the various Canadian divisions (SATCOM, SatNet and Space & Technology/Montreal) are attributed to this legal entity. Each year, the Company analyzes its consolidated Canadian income tax benefit or expense and attributes the appropriate portion of such effects either to continuing or discontinued operations in the consolidated statements of operations. However, the resulting deferred tax assets and liabilities are reported in the consolidated balance sheets as part of continuing operations, because none of the Canadian deferred tax assets are part of the assets held for sale and, as stated in footnote 9, "Income Taxes," in the Company's 2004 consolidated financial statements, "...[t]he Company expects to retain all deferred tax assets and liabilities after disposal of assets held for sale." The Company also expects to be able to potentially utilize these tax benefits in the future, without restriction, assuming that the Canadian subsidiary has sufficient taxable income. As a result of these considerations, the Company believes that deferred tax assets and liabilities are appropriately reported in continuing operations, and that no portion of these deferred tax assets should be reported in discontinued operations.

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                                                  Response to SEC comment letter
                                                  (Continued)

                                                  June 17, 2005

ITEM 9A. CONTROLS AND PROCEDURES, PAGE 37.

11. "...[D]ISCLOSE, IN A NOTE TO THE FINANCIAL STATEMENTS, YOUR ACCOUNTING POLICY FOR RECOGNIZING REVENUES IN ARRANGEMENTS INVOLVING MULTIPLE DELIVERABLES WITH VARYING DELIVERY SCHEDULES. PLEASE CLARIFY THE FACTORS THAT YOU CONSIDERED IN THE TIMING AND MEASUREMENT OF REVENUES."

The second paragraph of the "Revenue Recognition" section of footnote 1, "Basis of Presentation and Summary of Significant Accounting Policies," to the Company's 2004 consolidated financial statements, provides the appropriate level of disclosures of the Company's adherence to FASB Emerging Issues Task Force ("EITF") Issue No. 00-21, relating to the accounting for multiple deliverables.

The following information is provided in response to the Staff's questions regarding the relevant factors we consider in multiple deliverable situations:
All divisions have processes to identify and analyze potential multiple deliverable contracts, and to ensure compliance with EITF 00-21. Only the SatNet division has encountered situations where the value of undelivered items could not be appropriately documented, with the result that significant revenues were deferred until shipment of the yet undelivered items.

SatNet frequently delivers complex communications systems comprising a central hardware communications hub, as well as terminals and various supplemental equipment to enhance system performance. Certain system contracts also include commitments for the Company to provide ongoing service and support. The Company's process is to analyze each contract to identify contractual deliverables and the contractual delivery schedule. If any contractual deliverables are scheduled to be delivered on different dates, then the Company proceeds with further detail analysis to ascertain the fair value of any undelivered items. This exercise can be difficult for SatNet, which competes in an emerging market with a relatively small customer base and few competitors; as a result, the required acceptable evidence of value of deliverables can be difficult to document. If the value of undelivered items can be appropriately valued, then revenues are recognized upon shipment, or as the terms of the contract provide. If the value of any undelivered item cannot be appropriately valued, then all revenues are deferred until all undelivered items have been delivered. If the final undelivered item is related to service and the value of such service cannot be appropriately documented, then all contractual revenue would be recognized over the life of the service agreement.

CONSOLIDATED STATEMENT OF OPERATIONS, PAGE 47.

12. "...[S]EPARATELY DISCLOSE REVENUES AND RELATED COST OF REVENUES FROM PRODUCTS AND SERVICES [PER RULE 5-03(b) OF SX].

The Company's net sales are derived primarily from the sale of hardware products, although the LXE, SATCOM and SatNet divisions also earn revenues from service contracts subsequent to the hardware sale. Consolidated service revenues for the Company has never exceeded 10% of consolidated net sales until 2004, when consolidated service revenues were 10.1% of consolidated net sales. Management believes that the increase in the service percentage in 2004 was the result of unusually low product sales activity at EMS Wireless. As a result of
(a) the extremely narrow percentage by which the Company exceeded the 10% disclosure threshold in 2004 due to unusual circumstances, (b) service revenues in all comparable years being below the disclosure threshold, and (c) service revenues that are not expected to exceed the 10% disclosure

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                                                  Response to SEC comment letter
                                                  (Continued)

                                                  June 17, 2005

threshold in 2005 and beyond, the Company does not believe that disclosure of service revenues in 2004 and comparable years was considered beneficial.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(2) DISCONTINUED OPERATIONS, PAGE 55

13. "...[T]HE SPACE & TECHNOLOGY/MONTREAL DIVISION HAS BEEN ACCOUNTED FOR AS DISCONTINUED OPERATIONS SINCE 2003. TELL US IF YOU MEET AN EXCEPTION TO THE ONE-YEAR REQUIREMENT PER PARAGRAPH 31 OF SFAS NO. 144."

In the third quarter of 2003, the Company's board of directors approved management's plan to sell the Space & Technology/Montreal division. These assets were available for immediate sale. Needham and Company ("Needham") was engaged by the Company and immediately began work on an active program to locate potential buyers. Based on the review of market conditions by management, the board of directors, and Needham, the Company concluded that a sale of the Space & Technology/Montreal division was probable and expected to close within a year. During 2004, numerous potential buyers were contacted, with more than a dozen requesting more information. Over half of those firms performed more serious, on-site due diligence.

Late in the third quarter of 2004 (approximately one year after determination under SFAS 144), strong interest was expressed by a very large, well-financed, international commercial technology firm. After due diligence, the interested firm and EMS management signed a non-binding letter of intent for the purchase of the disposal group for $27 million. The offering price was below the carrying value, and accordingly, EMS wrote down the carrying value of the disposal group in the third quarter of 2004.

There have subsequently been unexpected delays in the process, as the government of Canada raised unspecified concerns about the possible transfer of a Canadian space technology firm to the interested firm. The interested firm has continued to express its interest in acquiring the disposal group, and is currently pursuing its case through various diplomatic and business channels. In addition, the Canadian government has expressed an interest in providing financial incentives to facilitate a sale to alternative purchasers.

Meanwhile, during the first quarter of 2005 (prior to the filing of the Company's Report on Form 10-K/A, Amendment No. 2, for the year ended December 31, 2004), the basic business situation has experienced further improvements that should help to facilitate a sale. Based on these improvements, the Company's agent and investment banker, Needham, has revised the offering document, and contacted - and received significant renewed interest from - alternative potential purchasers. Management is committed to a plan of sale and believes that the disposal group is being marketed in a price range that is reasonable in relation to the group's fair value.

Consistent with para. 31(c) of SFAS No. 144, management believes that it has initiated the appropriate actions to respond to the unforeseen circumstances that developed (in particular, the Canadian government's role in discouraging a well-financed buyer). Further, management also believes that the disposal group still meets the original criteria in para. 30 of SFAS No. 144, and should continue being reported as discontinued operations.

                                  Page - 10 -

                                                  Response to SEC comment letter
                                                  (Continued)

                                                  June 17, 2005

(4) TRADE ACCOUNTS RECEIVABLE, PAGE 57.

14. "IF RECEIVABLES INCLUDE AMOUNTS DUE UNDER LONG-TERM CONTRACTS, PLEASE PROVIDE THE DISCLOSURES REQUIRED IN RULE 5-02.3.C OF REGULATION SX."

The Company expects that substantially all unbilled revenues under long-term contracts, as reported in footnote 4, "Trade Accounts Receivable," to the Company's 2004 consolidated financial statements will be billed within the following year, so no additional disclosure per Rule 5-02.3.c of Reg. S-X is required.

We believe that these responses should satisfy your comments and questions. In connection with these responses to the Staff's comments, the Company acknowledges the following:

The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

      - Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

      - The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                            Sincerely,

                                            EMS TECHNOLOGIES, INC.

                                            /s/ Gary B. Shell
                                            ----------------------------------
                                            Gary B. Shell
                                            Vice President, Corporate Finance

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